SEC CLOSES ITS INVESTIGATION OF COPERNIC INC., FORMERLY MAMMA.COM INC., WITH A RECOMMENDATION OF NO ENFORCEMENT ACTION

Montreal, Canada, September 25, 2007 - Copernic Inc., (NASDAQ: CNIC), formerly known as Mamma.com Inc., a leader in internet search technology and online advertising, announced that the United States Securities and Exchange Commission (“SEC”) has informed the Company by letter that it has completed its investigation of the Company concerning certain trading in the shares of the Company in 2004, and that the SEC does not intend to recommend enforcement action against the Company.

“The Company is pleased with SEC’s decision to close the investigation,” said David Goldman, Executive Chairman of the Company. “The successful conclusion of the SEC investigation will allow the Company to remain focused on executing its core business strategy in internet search technology and online advertising, for the benefit of its shareholders”

About Copernic Inc.
Copernic Inc. is a leading provider of award winning search technology for both the Web and desktop space delivered through its online properties, including www.mamma.com and www.copernic.com.

Through its award winning Copernic Desktop Search product, the Company develops cutting edge search solutions bringing the power of a sophisticated, yet easy-to-use search engine to the user’s PC. It allows for instant searching of files, emails, and email attachments stored anywhere on a PC hard drive. The desktop search application won the CNET Editors' Choice Award, as well as the PC World World Class award in 2005.  In 2007, PC Pro, the UK’s most respected IT magazine for professionals, and Micro Hebdo, one of France’s most read IT magazines, each selected Copernic Desktop Search 2.0 as the top desktop search tool.

Through its well established media placement channels, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission and include but are not limited to the extent to which the results of the SEC investigation or the purported securities class action lawsuits negatively impact the Company. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statement in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Web site: www.copernic-inc.com